                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13E-3


                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            Thermo Power Corporation
                    -----------------------------------------
                                (Name of Issuer)

                            Thermo Power Corporation
                           TP Acquisition Corporation
                           Thermo Electron Corporation
                    -----------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.10 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    883589103
                    -----------------------------------------
                      (CUSIP Number of Class of Securities)

                            Sandra L. Lambert, Clerk
                            Thermo Power Corporation
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with a copy to:

                       Seth H. Hoogasian, General Counsel
                            Thermo Power Corporation
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c. / / A tender offer.

d. / / None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /X/

                            Calculation of Filing Fee

-------------------------------------------------------


  Transaction Value*            Amount of Filing Fee
-------------------------------------------------------
    $30,926,412                       $6,186
-------------------------------------------------------


* Solely for purposes of calculating the filing fee. Assumes purchase of 2,577,201 shares of Common Stock, par value $.10 per share, of Thermo Power Corporation at $12.00 per share.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.



Amount previously paid:    $6,186
Form or registration no.:  Preliminary Proxy Statement on Schedule 14A
Filing party:              Thermo Power Corporation
Date filed:                June 16, 1999 and August 20, 1999



         This Amendment No. 1 to Rule 13e-3 Transaction Statement (as so amended, the "Statement") is being filed in connection with the filing by Thermo Power Corporation ("Thermo Power" or the "Company") with the Securities and Exchange Commission (the "Commission") on August 20, 1999 of a revised Proxy Statement on Schedule 14A (as amended, the "Proxy Statement") in connection with a special meeting of the stockholders of Thermo Power. At such meeting, the stockholders of Thermo Power will vote upon the approval of an Agreement and Plan of Merger dated as of May 5, 1999 (the "Merger Agreement") by and among Thermo Power, TP Acquisition Corporation (the "Merger Sub") and Thermo Electron Corporation ("Thermo Electron"), pursuant to which the Merger Sub, a wholly owned subsidiary of Thermo Electron, will be merged with and into Thermo Power.


         The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement which is attached hereto as Exhibit 17(d)(3), including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

                              CROSS REFERENCE SHEET


ITEM IN SCHEDULE 13E-3                      CAPTION OR LOCATION IN THE PROXY STATEMENT
----------------------                      ------------------------------------------

Item 1(a).........................................   "Introduction;" "Summary--Purpose of the Special
                                                     Meeting;" "--Parties to the Merger"

Item 1(b).........................................   "Introduction;" "Summary--Purpose of the Special
                                                     Meeting;" "--Record Date and Quorum;" "--Market
                                                     Prices of Common Stock and Dividends;" "The Special
                                                     Meeting--Record Date and Quorum Requirement"

Item 1(c).........................................   "Summary--Market Prices of Common Stock and Dividends"

Item 1(d).........................................   "Summary--Market Prices of Common Stock and Dividends;"
                                                     "The Merger--Covenants"

Item 1(e).........................................   Not applicable

Item 1(f).........................................   "Appendix E--Information Concerning Transactions in the
                                                     Common Stock of the Company"

Item 2(a)-(c).....................................   "Summary--Parties to the Merger;" "Business of the Company;"
                                                     "Management;" "Certain Information Concerning the Merger Sub
                                                     and

                                      3

                                                     Thermo Electron;" "Appendix D--Information Concerning Directors
                                                     and Executive Officers of the Company, the Merger Sub and Thermo
                                                     Electron"

Item 2(d).........................................   "Management;" "Appendix D--Information Concerning Directors
                                                     and Executive Officers of the Company, the Merger Sub and
                                                     Thermo Electron"

Item 2(e).........................................   Not Applicable

Item 2(f).........................................   Not Applicable

Item 2(g).........................................   "Appendix D--Information Concerning Directors and Executive
                                                     Officers of the Company, the Merger Sub and Thermo Electron"

Item 3(a)(1)......................................   "Certain Transactions"


Item 3(a)(2)-3(b).................................   "Summary--The Merger;" "--The Special Committee's Recommendation;"
                                                     "--The  Board's Recommendation;" "--Purpose and Reasons of Thermo
                                                     Electron for the Merger;" "Special Factors--Background of
                                                     the Merger;" "--The Special Committee's Recommendation;" "--The Board's
                                                     Recommendation;" "--Purpose and Reasons of Thermo Electron
                                                     for the Merger;" "Certain Transactions;" "Appendix E--Information
                                                     Concerning Transactions in the Common Stock of the Company"


Item 4(a).........................................   "Introduction;" "Summary--The Merger;" "--Effective Time of
                                                     the Merger and Payment for Shares;" "--Assumption of Thermo
                                                     Power Stock Options by Thermo Electron;" "--Conflicts of
                                                     Interest;" "--Certain Effects of the Merger;" "--Competing
                                                     Offers;" "--Conditions to the Merger, Termination and
                                                     Expenses;" "Special Factors--Conflicts of Interest;"
                                                     "--Certain Effects of the Merger;" "The Merger;"
                                                     "Appendix A--Agreement and Plan of Merger"

Item 4(b).........................................   "Introduction;" "Summary--Purpose of the Special Meeting;"
                                                     "--The Merger;" "The Merger--Conversion of Securities;"
                                                     "--Deferred Compensation Plan for Directors;" "Federal Income
                                                     Tax Consequences;" "Appendix A--Agreement and Plan of Merger"

                                      4


Item 5(a).........................................   "Special Factors--Conduct of Thermo Power's Business After the Merger"


Item 5(b).........................................   "Special Factors--Conduct of Thermo Power's Business After the Merger"


Item 5(c).........................................   "Introduction;" "Special Factors--Conflicts of Interest;" "--Conduct
                                                     of Thermo Power's Business After the Merger"


Item 5(d).........................................   "Summary--Certain Effects of the Merger;" "Special Factors--Certain
                                                     Effects of the Merger;" "The Merger--Conversion of Securities;"
                                                     "--Articles of Organization and By-laws"

Item 5(e).........................................   "Summary--Certain Effects of the Merger;" "Special Factors--Certain
                                                     Effects of the Merger;" "--Conduct of Thermo Power's Business After
                                                     the Merger"

Item 5(f).........................................   "Summary--Certain Effects of the Merger;" "Special Factors--
                                                     Certain Effects of the Merger"

Item 5(g).........................................   "Summary--Certain Effects of the Merger;" "Special Factors--
                                                     Certain Effects of the Merger"

Item 6(a).........................................   "Summary--The Merger;" "The Merger--Source of Funds"

Item 6(b).........................................   "Summary--Opinion of Financial Advisor;" "--Conflicts of Interest;"
                                                     "Special Factors--Opinion of Financial Advisor;" "--Conflicts of
                                                     Interest;" "The Merger--Expenses"

Item 6(c).........................................   Not applicable

Item 6(d).........................................   Not applicable

Item 7(a)-(c).....................................   "Summary--Purpose of the Special Meeting;" "--The Merger;"
                                                     "--The Special Committee's Recommendation;" "--The Board's
                                                     Recommendation;" "--Opinion of Financial Advisor;" "--Purpose
                                                     and Reasons of Thermo Electron for the Merger;" "Special
                                                     Factors--Background of the Merger;" "--The Special Committee's
                                                     Recommendation;" "--The Board's Recommendation;""--Opinion
                                                     of Financial Advisor;" "--Purpose and Reasons of Thermo Electron
                                                     for the Merger"



                                      5


Item 7(d).........................................   "Summary--The Merger;" "--Assumption of Thermo Power Stock Options
                                                     by Thermo Electron;" "--Conflicts of Interest;" "--Certain Effects
                                                     of the Merger;" "--Federal Income Tax Consequences;" "Special Factors--
                                                     Conflicts of Interest;" "--Certain Effects of the Merger;"
                                                     "--Conduct of Thermo Power's Business After the Merger;"
                                                     "The Merger--Conversion of Securities;" "--Assumption of Thermo Power
                                                     Stock Options by Thermo Electron;" "--Deferred Compensation Plan
                                                     for Directors;" "Federal Income Tax Consequences"


Item 8(a).........................................   "Summary--The Special Committee's Recommendation;" "--The Board's
                                                     Recommendation;" "--Position of Thermo Electron as to Fairness of the
                                                     Merger;" "Special Factors--The Special Committee's Recommendation;"
                                                     "--The Board's Recommendation;" "--Position of Thermo Electron as to
                                                     Fairness of the Merger"


Item 8(b).........................................   "Summary--The Special Committee's Recommendation;" "--The Board's
                                                     Recommendation;" "--Position of Thermo Electron as to Fairness of the
                                                     Merger;" "Special Factors--Background of the Merger;" "--The Special
                                                     Committee's Recommendation;" "--The Board's Recommendation;"
                                                     "--Opinion of Financial Advisor;" "--Position of Thermo Electron as
                                                     to Fairness of the Merger"


Item 8(c).........................................   "Introduction;" "Summary--Vote Required and Revocation of Proxies;"
                                                     "Special Factors--Background of the Merger;" "--The Special Committee's
                                                     Recommendation;" "The Special Meeting--Voting Procedures"


Item 8(d).........................................   "Summary--The Special Committee's Recommendation;" "--The Board's
                                                     Recommendation;" "--Opinion of Financial Advisor;" "Special Factors--
                                                     Background of the Merger;" "--The Special Committee's Recommendation;"
                                                     "--The Board's Recommendation;" "--Opinion of Financial Advisor;"
                                                     "Appendix B--Opinion of Invemed Associates LLC"



Item 8(e).........................................   "Summary--The Special Committee's Recommendation;" "--The Board's
                                                     Recommendation;" "Special Factors--The Special Committee's Recommendation;"
                                                     "--The Board's Recommendation"



                                      6


Item 8(f).........................................   "Special Factors--Background of the Merger;" "--The Special Committee's
                                                     Recommendation;" "--Opinion of Financial Advisor;" "Conduct of Thermo Power's
                                                     Business After the Merger"

Item 9(a)-(c).....................................   "Summary--Opinion of Financial Advisor;" "Special
                                                     Factors--Background of the Merger;" "--Opinion of
                                                     Financial Advisor;" "Appendix B--Opinion of Invemed
                                                     Associates LLC"

Item 10(a)........................................   "Introduction;" "Summary--Vote Required and Revocation of Proxies;"
                                                     "--The Special Committee's Recommendation;" "--The Board's Recommendation;"
                                                     "--Conflicts of Interest;" "Special Factors--Purpose and Reasons of
                                                     Thermo Electron for the Merger;" "--Conflicts of Interest;" "The Special
                                                     Meeting--Voting Procedures;" "Security Ownership of Certain Beneficial Owners
                                                     and Management;" "Appendix E--Information Concerning Transactions in the
                                                     Common Stock of the Company"

Item 10(b)........................................   "Appendix E--Information Concerning Transactions in the Common Stock
                                                     of the Company"

Item 11...........................................   "Introduction;" "Summary--Vote Required and Revocation of Proxies;"
                                                     "--The Merger;" "The Special Meeting--Voting Procedures;"
                                                     "The Merger;" "Appendix A--Agreement and Plan of Merger"

Item 12(a)........................................   "Introduction;" "Summary--Vote Required and Revocation of Proxies;"
                                                     "The Special Meeting--Voting Procedures;" "Appendix D--Information
                                                     Concerning Directors and Executive Officers of the Company,
                                                     the Merger Sub and Thermo Electron"


Item 12(b)........................................   "Summary--The Special Committee's Recommendation;" "--The Board's
                                                     Recommendation;" "--Position of Thermo Electron as to Fairness of the Merger;"
                                                     "Special Factors--The Special Committee's Recommendation;" "--The Board's
                                                     Recommendation;" "--Position of Thermo Electron as to Fairness of
                                                     the Merger"


Item 13(a)........................................   "Summary--Rights of Dissenting Stockholders;" "The Special Meeting--
                                                     Voting Procedures;"

                                      7

                                                     "Rights of Dissenting Stockholders;" "Appendix C--Text of Sections 85
                                                     through 98, inclusive, of the Massachusetts Business Corporation Law"

Item 13(b)........................................   Not applicable

Item 13(c)........................................   Not applicable

Item 14(a)........................................   "Selected Quarterly Financial Data;" "Ratio of Earnings (Loss) to Fixed
                                                     Charges;" "Selected Financial Information;" "Consolidated Financial
                                                     Statements"

Item 14(b)........................................   Not applicable

Item 15(a)........................................   "The Special Meeting--Proxy Solicitation"

Item 15(b)........................................   Not applicable

Item 16...........................................   Entirety of Proxy Statement

Item 17(a)........................................   Not applicable

Item 17(b)........................................   Opinion of Invemed Associates LLC dated May 4, 1999
                                                     (included as Appendix B to the Proxy Statement)

Item 17(c) .......................................   Agreement and Plan of Merger dated as of May 5, 1999 among Thermo
                                                     Power Corporation, Thermo Electron Corporation and TP Acquisition
                                                     Corporation (included as Appendix A to the Proxy Statement)

Item 17(d)(1).....................................   Preliminary Copy of Letter to Stockholders

Item 17(d)(2).....................................   Preliminary Copy of Notice of Special Meeting of Stockholders

Item 17(d)(3).....................................   Preliminary Proxy Statement

Item 17(d)(4).....................................   Form of Proxy

Item 17(e)........................................   Text of Sections 85 through 98, inclusive, of the Massachusetts
                                                     Business Corporation Law (included as Appendix C to the Proxy
                                                     Statement)

Item 17(f)  ......................................   Preliminary Proxy Statement


ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The information set forth in the sections entitled "Introduction," "Summary--Purpose of the Special Meeting" and "--Parties to the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Introduction," "Summary--Purpose of the Special Meeting," "--Record Date and Quorum," "--Market Prices of Common Stock and Dividends" and "The Special Meeting--Record Date and Quorum Requirement" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the section entitled "Summary-- Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Summary-- Market Prices of Common Stock and Dividends" and "The Merger--Covenants" of the Proxy Statement is incorporated herein by reference.

         (e)     Not applicable.

         (f) The information set forth in Appendix E of the Proxy Statement is incorporated herein by reference.


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed jointly by the Company (which is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), the Merger Sub and Thermo Electron.

         (a)-(c) The information set forth in the sections entitled "Summary-- Parties to the Merger," "Business of the Company," "Management" and "Certain Information Concerning the Merger Sub and Thermo Electron," and in Appendix D of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the section entitled "Management," and in Appendix D of the Proxy Statement is incorporated herein by reference.

         (e) During the last five years, none of the Company, the Merger Sub or Thermo Electron, nor (to the knowledge of each of the Company, the Merger Sub or Thermo Electron, respectively) any executive officer or director of the Company, the Merger Sub or Thermo Electron, respectively, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (f) During the last five years, none of the Company, the Merger Sub or Thermo Electron, nor (to the knowledge of each of the Company, the Merger Sub or Thermo Electron, respectively) any executive officer or director of the Company, the Merger Sub or Thermo Electron, respectively, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order
(i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

         (g) The information set forth in Appendix D of the Proxy Statement is incorporated herein by reference.


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)(1) The information set forth in the section entitled "Certain Transactions" of the Proxy Statement is incorporated herein by reference.

         (a)(2)-(b) The information set forth in the sections entitled "Summary--The Merger," "--The Special Committee's Recommendation," "--The Board's Recommendation," "--Purpose and Reasons of Thermo Electron for the Merger," "Special Factors--Background of the Merger," "--The Special Committee's Recommendation," "--The Board's Recommendation," "--Purpose and Reasons of Thermo Electron for the Merger" and "Certain Transactions," and in Appendix E of the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "Introduction," "Summary--The Merger," "--Effective Time of the Merger and Payment for Shares," "--Assumption of Thermo Power Stock Options by Thermo Electron," "--Conflicts of Interest," "--Certain Effects of the Merger," "--Competing Offers," "--Conditions to the Merger, Termination and Expenses," "Special Factors--Conflicts of Interest," "--Certain Effects of the Merger" and "The Merger," and in Appendix A of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Introduction," "Summary--Purpose of the Special Meeting," "--The Merger," "The Merger-- Conversion of Securities," "--Deferred Compensation Plan for Directors" and "Federal Income Tax Consequences," and in Appendix A of the Proxy Statement is incorporated herein by reference.


ITEM 5.    PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) The information set forth in the section entitled "Special Factors --Conduct of Thermo Power's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the section entitled "Special Factors --Conduct of Thermo Power's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the sections entitled "Introduction," "Special Factors--Conflicts of Interest" and "--Conduct of Thermo Power's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled
"Summary--Certain Effects of the Merger," "Special Factors--Certain Effects of the Merger," "The Merger--Conversion of Securities" and "--Articles of Organization and By-laws" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled
"Summary--Certain Effects of the Merger," "Special Factors--Certain Effects of the Merger" and "--Conduct of Thermo Power's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (f) The information set forth in the sections entitled "Summary-- Certain Effects of the Merger" and "Special Factors--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

         (g) The information set forth in the sections entitled "Summary-- Certain Effects of the Merger" and "Special Factors--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.


ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the sections entitled "Summary--The Merger" and "The Merger--Source of Funds" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Summary-- Opinion of Financial Advisor," "--Conflicts of Interest," "Special Factors-- Opinion of Financial Advisor," "--Conflicts of Interest" and "The Merger-- Expenses" of the Proxy Statement is incorporated herein by reference.

         (c) Not applicable.

         (d) Not applicable.


ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(c) The information set forth in the sections entitled "Summary--Purpose of the Special Meeting," "--The Merger," "--The Special Committee's Recommendation," "--The Board's Recommendation," "--Opinion of Financial Advisor," "--Purpose and Reasons of Thermo Electron for the Merger," "Special Factors--Background of the Merger," "--The Special Committee's Recommendation," "--The Board's Recommendation," "--Opinion of Financial Advisor" and "--Purpose and Reasons of Thermo Electron for the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Summary--The Merger," "--Assumption of Thermo Power Stock Options by Thermo Electron," "--Conflicts of Interest," "--Certain Effects of the Merger," "--Federal Income Tax Consequences," "Special Factors--Conflicts of Interest," "--Certain Effects of the Merger," "--Conduct of Thermo Power's Business After the Merger," "The Merger--Conversion of Securities," "--Assumption of Thermo Power Stock Options by Thermo Electron," "--Deferred Compensation
Plan for

Directors" and "Federal Income Tax Consequences" of the Proxy Statement is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.


         (a) The information set forth in the sections entitled "Summary--The Special Committee's Recommendation," "--The Board's Recommendation," "--Position of Thermo Electron as to Fairness of the Merger," "Special Factors--The Special Committee's Recommendation," "--The Board's
Recommendation" and "--Position of Thermo Electron as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.


         (b) The information set forth in the sections entitled "Summary--The Special Committee's Recommendation," "--The Board's Recommendation," "--Position of Thermo Electron as to Fairness of the Merger," "Special Factors--Background of the Merger," "--The Special Committee's
Recommendation," "--The Board's Recommendation," "--Opinion of Financial Advisor" and "--Position of Thermo Electron as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.


         (c) The information set forth in the sections entitled
"Introduction," "Summary--Vote Required and Revocation of Proxies," "Special Factors--Background of the Merger," "--The Special Committee's
Recommendation" and "The Special Meeting--Voting Procedures" of the Proxy Statement is incorporated herein by reference.


         (d) The information set forth in the sections entitled "Summary--The Special Committee's Recommendation," "--The Board's Recommendation," "--Opinion of Financial Advisor," "Special Factors--Background of the Merger," "--The Special Committee's Recommendation," "--The Board's Recommendation" and "--Opinion of Financial Advisor," and in Appendix B of the Proxy Statement is incorporated herein by reference.



         (e) The information set forth in the sections entitled "Summary--The Special Committee's Recommendation," "--The Board's Recommendation," "Special Factors--The Special Committee's Recommendation" and "--The Board's Recommendation" of the Proxy Statement is incorporated herein by reference.



         (f) The information set forth in the sections entitled "Special Factors--Background of the Merger," "--The Special Committee's
Recommendation," "--Opinion of Financial Advisor" and "--Conduct of Thermo Power's Business After the Merger" of the Proxy Statement is incorporated herein by reference.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(c) The information set forth in the sections entitled "Summary-- Opinion of Financial Advisor," "Special Factors--Background of the Merger" and "--Opinion of Financial Advisor," and in Appendix B of the Proxy Statement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in the sections entitled "Introduction," "Summary--Vote Required and Revocation of Proxies," "--The Special Committee's Recommendation," "--The Board's Recommendation," "--Conflicts of Interest," "Special Factors--Purpose and Reasons of Thermo Electron for the Merger," "--Conflicts of Interest," "The Special Meeting--Voting Procedures" and "Security Ownership of Certain Beneficial Owners and Management," and in Appendix E of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in Appendix E of the Proxy Statement is incorporated herein by reference.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in the sections entitled "Introduction," "Summary--Vote Required and Revocation of Proxies," "--The Merger," "The Special Meeting--Voting Procedures" and "The Merger," and in Appendix A of the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) The information set forth in the sections entitled "Introduction," "Summary--Vote Required and Revocation of Proxies" and "The Special Meeting-- Voting Procedures," and in Appendix D of the Proxy Statement is incorporated herein by reference.


         (b) The information set forth in the sections entitled "Summary--The Special Committee's Recommendation," "--The Board's Recommendation," "--Position of Thermo Electron as to Fairness of the Merger," "Special Factors--The Special Committee's Recommendation," "--The Board's
Recommendation" and "--Position of Thermo Electron as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.


ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled
"Summary--Rights of Dissenting Stockholders," "The Special Meeting--Voting Procedures" and "Rights of Dissenting Stockholders," and in Appendix C of the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

         (a) The information set forth in the sections entitled "Selected Quarterly Financial Data," "Ratio of Earnings (Loss) to Fixed Charges," "Selected Financial Information" and "Consolidated Financial Statements" of the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.


ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) The information set forth in the section entitled "The Special Meeting--Proxy Solicitation" of the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.


ITEM 16. ADDITIONAL INFORMATION.

         The entirety of the Proxy Statement is incorporated herein by reference.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

         (a) Not applicable.

         (b) Opinion of Invemed Associates LLC dated May 4, 1999 (included as Appendix B to the preliminary Proxy Statement, which is filed herewith as
Exhibit 17(d)(3)).

         (c) Agreement and Plan of Merger dated as of May 5, 1999 among Thermo Power Corporation, Thermo Electron Corporation and TP Acquisition Corporation (included as Appendix A to the preliminary Proxy Statement, which is filed herewith as Exhibit 17(d)(3)).

         (d)(1) Preliminary Copy of Letter to Stockholders.

         (d)(2) Preliminary Copy of Notice of Special Meeting of Stockholders.

         (d)(3) Preliminary Proxy Statement.

         (d)(4) Form of Proxy.

         (e) Text of Sections 85 through 98, inclusive, of the Massachusetts Business Corporation Law (included as Appendix C to the preliminary Proxy Statement, which is filed herewith as Exhibit 17(d)(3)).

         (f)    Preliminary Proxy Statement (see Exhibit 17(d)(3)).

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.



                                                     THERMO POWER CORPORATION


Dated:  August 19, 1999                      By:       /s/ J. TIMOTHY CORCORAN
                                                     --------------------------------------------
                                                     Name: J. Timothy Corcoran
                                                     Title: President and Chief Executive Officer



                                                     THERMO ELECTRON CORPORATION


Dated:  August 19, 1999                              By:  /s/ THEO MELAS-KYRIAZI
                                                     --------------------------------------------
                                                     Name: Theo Melas-Kyriazi
                                                     Title: Vice President



                                                     TP ACQUISITION CORPORATION


Dated:  August 19, 1999                     By:      /s/ BRIAN D. HOLT
                                                     --------------------------------------------
                                                     Name: Brian D. Holt
                                                     Title: President


                                  EXHIBIT INDEX


EXHIBIT NUMBER      DESCRIPTION
--------------      -----------
99.17 (b)         Opinion of Invemed Associates LLC dated May 4, 1999 (included as Appendix B to the preliminary Proxy Statement, which is filed herewith as Exhibit 99.17(d)(3)).

 99.17 (c)        Agreement and Plan of Merger dated as of May 5, 1999 among
                  Thermo Power Corporation, Thermo Electron Corporation and TP
                  Acquisition Corporation (included as Appendix A to the
                  preliminary Proxy Statement, which is filed herewith as
                  Exhibit 99.17(d)(3)).

99.17 (d)(1)      Preliminary Copy of Letter to Stockholders.

99.17 (d)(2)      Preliminary Copy of Notice of Special Meeting of Stockholders.

99.17(d)(3)       Preliminary Proxy Statement.

99.17(d)(4)       Form of Proxy.

99.17(e) Text of Sections 85 through 98, inclusive, of the Massachusetts Business Corporation Law (included as
                  Appendix C to the preliminary Proxy Statement, which is filed herewith as Exhibit 99.17(d)(3)).

99.17(f)          Preliminary Proxy Statement (see Exhibit 99.17(d)(3)).
